UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

GH Research PLC (the “Company”) recently announced its attendance at the American Society of Clinical Psychopharmacology (“ASCP”) Annual Meeting, which is scheduled to take place from May 27-30, 2025, in Scottsdale, Arizona (the “Congress”).

The Company will deliver a presentation as part of the Pharmaceutical Pipeline session during the Congress.

A copy of the presentation to be delivered during the Pharmaceutical Pipeline session, presented by Michael E. Thase, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Presentation to be delivered by Michael E. Thase with Title: Safety and Efficacy of GH001 in Treatment-Resistant Depression: Results From a Phase 2b, Double-Blind, Randomized Controlled Trial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: May 27, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance